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17005811

ƆN

Securities and Exchange
FEB 27 2017
RECEIVED

# ANNUAL AUDITED REPORT
# FORM X-17A-5 ~~X~~
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67678 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Fire Capital LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 2000
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renata K. Szkoda 312-242-0519
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FS

# OATH OR AFFIRMATION

I, Renata K. Szkoda, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Blue Fire Capital LLC as of December 31, 2016 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

Notary Public

OFFICIAL SEAL
JAMIE J BERG
Notary Public - State of Illinois
My Commission Expires Jul 16, 2018

This report contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Changes in Members' Equity.
[ ] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:
[ ] (g) Computation of Net Capital pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

CONTENTS


PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..... 1

STATEMENT OF FINANCIAL CONDITION ..... 2

NOTES TO STATEMENT OF FINANCIAL CONDITION ..... 3- 7

**SCHULTZ & CHEZ, L.L.P.**

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BLUE FIRE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Blue Fire Capital, LLC as of December 31, 2016, and the related notes. This financial statement is the responsibility of Blue Fire Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Fire Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 20, 2017

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 349,490 |
| Receivables from clearing brokers | | 8,752,203 |
| Furniture, equipment, software and leasehold improvements, net | | 602,157 |
| Memberships and stock in exchange, at cost (fair value $5,279,500) | | 3,660,429 |
| Other assets | | 416,734 |
| TOTAL ASSETS | $ | 13,781,013 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 565,925 |
| Note payable-bank | | 419,544 |
| Total Liabilities | | 985,469 |
| Member's Equity | | 12,795,544 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 13,781,013 |

See accompanying notes

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2016

## *(1) NATURE OF BUSINESS AND ORGANIZATION*

BLUE FIRE CAPITAL, LLC (the "Company"), an Illinois Limited Liability Company, is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC). The Company, a member of major U.S. stock and futures exchanges, engages in principal trading of equities and futures contracts. The Company was organized in July 2007 and is a wholly-owned subsidiary of BF Holdings I, LLC, a Delaware Limited Liability Company.

## *(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Cash and cash equivalents consist of cash and money market accounts held at banks.

Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income. Dividend income and dividend expense derived from the Company's trading activities are included as a component of trading revenues, net. Also, included in trading revenues are volume-based incentive fees earned from exchanges and trading venues.

Memberships and stock in an exchange, which include both stock in an exchange and trading rights at specific exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

Furniture, equipment and software are depreciated or amortized using a straight-line method over estimated useful lives of the assets, typically three years. Leasehold improvements are amortized using a straight-line method over the shorter of the office space lease term or the expected useful life of the assets. At December 31, 2016, accumulated depreciation was $4,718,784.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the statement of financial condition, whereas the income statement accounts are translated at average rates of exchange for the year. Gains are losses resulting from foreign currency translations are included in other income (loss).

## (3) *INCOME TAXES*

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax returns of the member. The Company is subject to Illinois replacement tax.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2016.

Management has reviewed the Company's tax positions for all tax years open to examination which include 2015, 2014 and 2013 and concluded that a provision for income taxes is not required.

## (4) *FINANCIAL INSTRUMENTS*

The Company engages in trading of exchange traded derivative instruments such as futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount.

The value of derivative instruments is based upon an underlying asset, index, or reference rate or a combination of these factors. These derivative instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

**Market Risk**

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

**Credit Risk and Concentration of Credit Risk**

The Company is engaged in various trading activities in which counterparties primarily include banks, clearing brokers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

### (4) *FINANCIAL INSTRUMENTS (continued)*

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

The Company may also be exposed to foreign currency fluctuations resulting from trading activities.

### (5) *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

*Level 1* – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2016, all financial instruments held by the Company are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices and are traded in an active market. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

### *(6) MEMBERSHIPS AND STOCK IN EXCHANGE*

The Company is a member of the CME Group Inc. (CME) and, as such, based on trading rights owned, is required to own and place on deposit with the exchange 30,000 shares of the CME stock. The Company carries this asset at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2016.

### *(7) NOTE PAYABLE-BANK/CREDIT LINE*

The Company has a line of credit agreement with a bank in the amount of $2,500,000. The line bears interest at the bank's prime lending rate (3.50 percent at December 31, 2016). The line of credit agreement is collateralized by proceeds from a life insurance policy in the amount of $1,000,000. At December 31, 2016, there were no borrowings against this line.

In 2015, the Company entered into a promissory note agreement in the amount of $974,166 with a bank. The note is due on or before March 5, 2018, bears interest at 3.75 percent and is collateralized by computer equipment used in Company's operations with the year-end net carrying value of $373,314. At December 31, 2016, the outstanding balance on this note was $419,544.

### *(8) COMMITMENTS*

The Company leases office space under a non-cancelable lease agreement that expires on November 30, 2018.

At December 31, 2016, the aggregate future minimum annual lease commitments, exclusive of maintenance costs and taxes, are as follows:

| December 31, | Amount |
|---|---|
| 2017 | $ 149,581 |
| 2018 | 140,877 |
| Total | $ 290,458 |

## *(9) NET CAPITAL REQUIREMENT*

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $8,355,321 which exceeded requirements by $8,105,321 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

## *(10) EMPLOYEE BENEFIT PLAN*

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year ended December 31, 2016.

## *(11) SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 20, 2017, which is the date the financial statements were available to be issued.

During the period from January 1, 2017 through February 20, 2017, there were no member capital withdrawals.